Filed Pursuant To Rule 433

Registration No 333-286293

November 10, 2025

REPORTER, COINDESK, JENN SANASIE: Hey everyone. Today we are highlighting GDLC, the Grayscale Coin Desk Crypto 5 ETF. This is the first diversified crypto product in the United States. It features Bitcoin, ETH, XRP, SOL, and ADA. I'm Jenn Sanasie coming to you from Grayscale Plaza at Flatiron, we are in the heart of New York City to learn more about the ETF and its underlying assets. Talk to me about what this moment means for you and Grayscale's journey.

CEO, GRAYSCALE INVESTMENTS, PETER MINTZBERG: Yeah, very exciting. Uh, Grayscale has been in this business now for 12 years. We have the highest longevity in the asset class, and in every year we innovated. We launched the first to market GDLC is, once again, us innovating and being first to market with the first product that in one click, investors can get access to 90% of the, uh, digital assets asset class.

SANASIE: You know, I was at Ripple Swell earlier this week talking to Brad Garlinghouse, and he said, wouldn't it be great if there was an ETF that had a basket of assets for investors? And here we are a few days later, talking about GDLC. Talk to me about what this means for the industry.

MINTZBERG: It is a real milestone. I think the industry is now more and more is evolving towards how traditional finance works. So for investors that want the tactical exposure to XRP or Solana or Bitcoin, we have a product, we meet them where they are. But more and more investors are telling us they want a core exposure to digital assets they can set and forget. And in one click, they get everything they need. And that's the GDLC.

HEAD OF PRODUCT & RESEARCH, COINDESK INDICES, ANDY BAEHR: The partnership between CoinDesk indices and Grayscale started quite a long time ago, when, back in November of 2014 XPX, the CoinDesk Bitcoin price index started ticking once per second, 24/7, giving the world a representative price of Bitcoin that supported Grayscale products. When GBTC was uplisted in 2024, XPX was there, and CoinDesk indices was there. We're so proud in this era in September and October and November of this year to have GDLC be the latest integration with CoinDesk indices and Grayscale to launch the first multi-asset market-based index benchmarked product, which will allow investors and advisors to grab a handful of crypto and allocate to the asset class, keeping the shape of the market.

SANASIE: All right, we're talking about GDLC here today. Five assets in the ETF Bitcoin, ETH, ADA, XRP, and SOL. Why these five?

HEAD OF RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Well, investors are looking for all the different applications of blockchain technology, which is Bitcoin's digital gold use case, but also stablecoins, tokenization, decentralized finance. So with these five assets, you're getting that full breadth of the applications of this technology and about 90% of crypto's investible market cap. So a great way to get broad exposure to the crypto asset class in just a single investment vehicle.

SANASIE: One of the big narratives this year was building on Bitcoin, Bitcoin defi. Curious to hear how you think that's gonna play out as we move into 2026.

HEAD OF PRODUCT & RESEARCH, RAYHANEH SHARIF-ASKARY: I think that Bitcoin has really created a space for itself as the core, uh, portfolio allocation, the store of value, digital gold, if you will. I think when it comes to defi in Bitcoin, it still kind of needs to find its footing. From a philosophical standpoint, it makes a ton of sense. Let's bootstrap the security of the world's largest and most secure network. That said, what we're seeing play out are narratives like scalability, composability, and user interface. Like these emerging layer one block, blockchain suite, Solana are continuing to win the day. So in my view, in the intermediate term, Bitcoin is gonna continue to play a key role as a store of value

SANASIE: As we head into 2026. What do you wanna highlight about Bitcoin?

PANDL: Well, the most important thing is macro demand for scarce money systems. We have a huge debt problem in the United States and many other countries around the world, and it creates concern about inflation and the value of the dollar as a store of value over the longer run. So there's demand for gold. There's demand for Bitcoin, largely for the same reasons. Investors are looking for alternative stores of value in their portfolio. And the price goes up and down every, you know, on week to week, month to month. But that core structural trend is not going anywhere. We have, we certainly haven't resolved our debt and deficit problems. There will be plenty of demand for Bitcoin over time because of those macro forces.

SANASIE: And talk to me about the, uh, narrative around ETH Now, I know that institutions for a long time, were really trying to wrap their head around the Bitcoin narrative. Now it's the ETH narrative. What should, uh, institutional investors know about ETH?

PANDL: Right. Blockchain technology gives us innovations in digital money and digital finance. And Bitcoin is really at the heart of the first one, digital money. Ethereum is at the heart of the second one, the digital finance innovations from blockchain technology. So people are learning about these more today, but stablecoins, tokenization, decentralized finance, Ethereum is the heart of those innovations today. So there's a lot, a lot more to say of course, but for investors that want to begin building portfolio exposure to those themes, the best place to start is by investing in Ethereum. That's, that's the, the home today for most of those innovations.

SANASIE: Ethereum really has been having its institutional moment as of late from, where you sit at Etherealize, talk to me about what the progress Ethereum has made this last year means for the institutional adoption of the asset.

HEAD OF MARKETING, ETHEREALIZE, VALERIA SALAZAR: Yeah, absolutely. So Ethereum really is core financial infrastructure technology, right? But for the last several years, it hasn't really been ready for that. Uh, the industry has been focused on scalability, which is great because it makes transactions faster and cheaper, but without privacy rails it can't really do much. So regulated financial markets are not allowed to transact without some sort of privacy, right? So now that we have the advent of ZK proofs focusing on privacy, we have production grade privacy ready to go. And so that's really what's driving the institutional adoption, in my opinion.

SANASIE: Talk to me about this institutional moment for Solana. What does that mean?

VP, PRODUCT, SOLANA FOUNDATION, JON WONG: Yeah, I mean, I've had the fortune of being able to support on the institutional front from the engineering side, explaining, talking about the technology of Solana to the ecosystem of Solana to a lot of folks. I would say like two, three years ago, we would be in one of a hundred different conversations and sometimes we would get laughed at to be honest about that. But nowadays it's a no-brainer to be on Solana. Every enterprise, every financial institution has something related to Solana going on, and we're helping everyone understand what that means for them and how to apply it to their product and business.

SANASIE: What kind of questions are institutions asking about Solana?

WONG: Yeah, I mean, I think they see the important, obvious things. It's fast and then cheap, but that what they don't really get yet is why that matters. So for a lot of folks, they're looking at other ecosystems and they see, oh, big money here, big money there. But then when they actually see it in practice, they realize it's too expensive to use another network, or there's trade-offs that they didn't understand under the hood. So with Solana, you don't have either of those trade offs. It's fast and cheap, and it's decentralized. And so a lot of these questions for them are, okay, let's dig in on the business. And I think this is the important part where, you know, we spend our time understanding, Hey, this is a really cool product. It doesn't need blockchain. This other one is really awesome, and it's even better with blockchain. So they want to actually probe those kinds of things. They want to overhaul all of these really expensive and slow flows, whether it's on and off ramping or if it's issuing stablecoins. And, and they also wanna understand the ecosystem, right? Blockchain is a multiplayer game, and ultimately for them, they wanna understand who are they playing in that box with.

SANASIE: For me, there are two narratives in the Ripple ecosystem. It is one that it's becoming more and more institutional. Then there's the XRP army, the retail traders, the Degens. I think that kind of speaks to the evolution of this industry and that it, it really can be more than one thing for more than one type of investor and one type of person.

BAEHR: I couldn't agree more. That was a perfect book ending where you have the faithful, the people who have pursued investment in tokens for years. Now, XRP's a great example, it's a CoinDesk 5 constituent, it's a GDLC, uh, portfolio, um, portfolio constituent. And at the same time, the narrative of payments of stable coins, of tokenization, the building, the slow money, the M&A, the acquisitions, the new launches show that the industry is in full gear, right? Um, so at the same time, investors who really became familiar with Bitcoin via the ETF wrapper in 2024 now are starting to get a broader appreciation of what blockchain technology can do. And they wanna start looking a little bit beyond Bitcoin.

SHARIF-ASKARY: 2025 has been a big year. We've seen the approval of the generic listing standards, which also allowed for staking. So in, uh, crypto is also an income generating asset class now. So we're really excited to deliver that return stream to investors through our Ethereum. Our Solana ETFs, uh, GSOL now is staking a hundred percent of its assets and it is returning over 7% in staking rewards. And of course, multi token crypto ETFs, which are now ushering in the new era of crypto index investing.

SANASIE: Alright, Grayscale recently launched the Solana ETF. There is a staking feature here, which allows the fund to earn rewards from staking. Those rewards get passed on to investors. Talk to me about institutional demand for staking and what this means for investors who are watching

WONG: Staking on the network allows you to do a few things. One, it helps you secure the network. You're validating the blocks, you're participating, you're voting that sort of stuff. So at the minimum, staking is valuable for that. On the inflation side, this is where a lot of the rewards come from. It's a great opportunity for people to continue to access something like Solana, uh, and get exposure in different ways to both the, you know, network itself and indirectly the broader ecosystem. So I think Solana's staking rate, uh, uh, with, with Grayscale something like 7.23% is, which is fantastic, right? And I think that's a unique opportunity for investors that don't get that kind of return in any other, in any other context.

SANASIE: As we head into 2026 outside of Bitcoin, what trends do you expect to play out?

SHARIF-ASKARY: I think we're gonna see more regulatory clarity. I think we're gonna see more financial products that are incorporating staking to create unique return streams. And I think we're gonna really continue to see worlds merge.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.